May 31, 2006

Mail Stop 6010

Fumihiro Kozato
President and Chief Executive Officer
Techwell, Inc.
408 East Plumeria Drive
San Jose, CA 95134

> **Re: Techwell, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 23, 2006**
> **File No. 333-130965**

Dear Mr. Kozato:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Contractual Obligations, page 49

1.   Revise your table of contractual obligations and commercial commitments to provide the information as of the latest fiscal year end balance sheet date as required by Item 303(a)(5) of Regulation S-K. If there have been significant changes to the amounts as of the end of the most recent interim period as compared to the end of the previous year, then you should disclose any material changes. We refer you to Section III.C. of FRR-67.

Products, page 56

2.   Please describe the key product introductions mentioned on page 36.

Customers, page 59

3.   Please provide the information required by Regulation S-K Item 101(c)(1)(vii) regarding the four largest customers mentioned in the addition on page 30.

Summary Compensation Table, page 67

4.   Please tell us why the summary compensation table does not reflect the options noted in the option grants table.

Principal and Selling Stockholders, Page 74

5.   Please identify the individuals who beneficially own the shares held by the entities named in the table.

6.   With a view toward disclosure, please tell us when the selling stockholders acquired their shares. Include the date of the transaction and the consideration paid.

7.   Please indicate the nature of any position, office, or other material relationship which the selling security holders has had within the past three years with the registrant or any of its predecessors or affiliates.

8.   Please tell us which selling stockholders are broker-dealers or affiliates of broker-dealers.

9.   Footnote 15 describes more shares than are included in the table. Please revise to clarify the reason for this inconsistency.

Directed Share Program, page 87

10.   We note your added disclosure that your largest shareholder will purchase shares through the directed share program. It is generally inconsistent with section 5 of the Securities Act to complete a private transaction through a registered public offering. Please tell us how your arrangement is consistent with section 5. Include in your response a detailed timeline of all discussions regarding the arrangement that indicates the substance of the discussions and the participants.

11.   With a view toward disclosure, please tell us the reasons for the arrangement with your largest shareholder.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

You may contact Tara Harkins at (202) 551-3639 or in her absence, Michele Gohlke at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Davina Kaile, Esq.
        James J. Masetti, Esq.